BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006




Damian P. Reitemeyer               Mailing Address:
Vice President                     P.O. Box 318
Telephone: 212-250-4599            Church Street Station
                                   New York, NY 10008




                                   February 14, 1996




Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Strouds, Inc.


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,



                                   Damian P. Reitemeyer


Enclosures
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                        SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                     (Amendment No.  3)*
                            ____

                        Strouds, Inc.
           _______________________________________
                       NAME OF ISSUER:
                Common Stock $.0001 par value
           _______________________________________
                TITLE OF CLASS OF SECURITIES
                          863451100
           _______________________________________
                        CUSIP NUMBER


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (Continued on following page(s))
                      Page 1 of 6 Pages

CUSIP No. 863451100                Page 2 of 6 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

 Bankers Trust New York Corporation and its indirect wholly-owned subsidiary, BT Capital Partners, Inc.
  IRS Identification No.:  13-2725387

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [ ]
     (B)  [ ]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

     Bankers Trust New York Corporation is a New York corporation; BT Capital Partners, Inc. is a Delaware corporation.

  NUMBER OF    5. SOLE VOTING POWER

  SHARES       BT Capital Partners, Inc. 2,347,800 Shares

  BENEFICIALLY 6. SHARED VOTING POWER

  OWNED BY     BT Capital Partners, Inc.          0 Shares

  EACH         7. SOLE DISPOSITIVE POWER

  REPORTING    BT Capital Partners, Inc.  2,347,800 Shares

  PERSON       8. SHARED DISPOSITIVE POWER

  WITH         BT Capital Partners, Inc.          0 Shares


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON

               BT Capital Partners, Inc.  2,347,800 Shares

               *Includes presently exercisable warrants to purchase 212,850 shares

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
   CERTAIN SHARES *

                    [ ]


CUSIP No. 863451100                Page 3 of 6 Pages


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          BT Capital Partners, Inc.   27.9%

12.TYPE OF REPORTING PERSON *

          Bankers Trust New York Corporation - HC;
          BT Capital Partners, Inc. - CO

CUSIP No. 863451100                Page 4 of 6 Pages


Item 1(a) NAME OF ISSUER:

                        Strouds, Inc.

Item 1(b) ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES:

          780 South Nogales Street
          City of Industry, California  91748

Item 2(a) NAME OF PERSON FILING:

          Bankers Trust New York Corporation, and its indirect wholly-owned subsidiary, BT Capital
          Partners, Inc.


Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          280 Park Avenue
          New York, New York  10017

Item 2(c) CITIZENSHIP:

          Bankers Trust New York Corporation is incorporated in the State of New York with its principal business office located in New York; BT Capital
          Partners, Inc. is incorporated in the State of Delaware with its principal business office located in New York.

Item 2(d) TITLE OF CLASS OF SECURITIES:

               Common Stock $.0001 par value of Strouds,
Inc.

Item 2(e) CUSIP NUMBER:

           863451100

Item 3    THE PERSON FILING IS A:

          Not applicable. This Schedule is filed pursuant to Rule 13d-1(c).








CUSIP No. 863451100                Page 5 of 6 Pages


Item 4    OWNERSHIP:

          (a)  Amount Beneficially Owned:

               BT Capital Partners, Inc.  2,347,800 Shares

               *Includes presently exercisable warrants to purchase 212,850 shares


          (b) Percent of Class:

               BT Capital Partners Inc. owns 25.3% of the outstanding common stock and rights to acquire an additional 2.5%.

          (c)  Number of shares as to which BT Capital
               Partners, Inc. has:

          (i)  sole power to vote or to direct the vote -

               BT Capital Partners, Inc. 2,347,800 Shares

         (ii)  shared power to vote or to direct the vote -

               BT Capital Partners, Inc.          0 Shares

        (iii)  sole power to dispose or to direct the
disposition of -

               BT Capital Partners, Inc.  2,347,800 Shares

         (iv) shared power to dispose or to direct the disposition of -

               BT Capital Partners, Inc.          0 Shares

Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          []

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          Not applicable.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Exhibit to Item 7.
CUSIP No. 863451100                Page 6 of 6 Pages


Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
          THE  GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.

Item 10   CERTIFICATION:

          Inapplicable.

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     as of December 31, 1995

Signature:     Bankers Trust New York Corporation



By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.

Title:    Secretary


Signature:     BT Capital Partners Inc.


By:       /s/Heide Silverstein
Name:     Heide Silverstein

Title:    Secretary-Treasurer

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                        Bankers Trust Company

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to BT Capital Partners Inc. is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                              |
                            100%
                              |

                 BT Holdings (New York) Inc.

                              |
                            100%
                              |

                  BT Capital Partners Inc.